

November 4, 2011

<u>Via E-mail</u>
Christopher Carey
President
Eyes on the Go, Inc.
60 Broadway, PH 12
Brooklyn, NY 11211

> **Re: Eyes on the Go, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 26, 2011**
> **File No. 333-176820**

Dear Mr. Carey:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please note that Item 501(b)(3) of Regulation S-K as well as Paragraph 16 of Schedule A of the Securities Act require disclosure of a price range or the formula or method to be used to calculate the price for which the securities will be offered.   As there is no active trading market for your shares, please include a price or price range at which the shares will sell until a market for your securities is established.

<u>"None of our officers is devoting his full time to our business," page 12</u>

2. Your disclosure indicates that none of your officers have other employment. We believe this is a typographical error and the disclosure should indicate that all of your officers have other employment. Please revise.

<u>Management's Discussion and Analysis…, page 30</u>

3. We note your response to comment 17 from our letter dated October 7, 2011. As previously requested, please expand your management's discussion and analysis to briefly address the material terms of your agreement with iCare marketing, Inc., including your obligation to offer discounts to Sysco customers and your obligation to make certain payments to iCare. Your disclosure should address the impact these discounts and payments are anticipated to have on your revenue and cash flows.

Market Price, Dividends and Related Stockholder Matters, page 35

4. We note your response to comment 23 from our letter dated October 7, 2011. We note in the Description of Securities section on page 21 that you disclose the par value post-split and we continue to believe that all disclosures should reflect the reverse split. Please revise.

Directors, Executive Officers, Promoters and Control Persons, page 36

5. We note your response to comment 25 from our letter dated October 7, 2011. Please expand your disclosure to address Ms. Carey's business experience from 2007 to 2009, including the name and principal business of any corporation or other organization where such business was carried on. See Item 410(e) of Regulation S-K.

Financial Statements – June 30, 2011
Note 1 – Summary of Significant Accounting Policies, page 52

6. We note your response to comment 30 from our letter dated October 7, 2011. We note that you recorded Prepaid expenses of $28,750 as of June 30, 2011. Please revise to record the unpaid portion of the integration fee of $65,000 as a current liability as of April 1, 2011.

General

7. Please file a currently dated consent from your independent accountants pursuant to Item 601 of Regulation S-K.

You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director